Mail Stop 3561

April 8, 2009

Yue Kou, Chief Financial Officer
Dragon Jade International Limited
Suite 14B, Empire Land Commercial Center,
81-85 Lockhart Road, Hong Kong SAR
CHINA

> **Re:** **Dragon Jade International Limited**
> **Registration Statement on Form 20-F**
> **March 9, 2009**
> **File No. 0-53593**

Dear Ms. Kou:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur

those obligations until all of the following issues are resolved, you may consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Cover Page

2. Under the line item regarding the securities you are registering pursuant to Section 12(g) of the Exchange Act of 1934, you state that you are registering, "No Par Value Shares." Please revise this description to include the title of these shares without par value that you are registering, which appears to be common stock.

Preliminary Note, page 1

Forward Looking Information, page 1

3. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Section 27A and Section 21E expressly state that the safe harbor for forward looking statements only apply if the issuer, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d). Therefore, please delete references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. Please refer to Sections 27A(a)(1) of the Securities Act of 1933 and 21E(a)(1) of the Exchange Act of 1934.

4. Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the third sentence of this section beginning, "Any statements in this registration statement that are not statements of historical fact…," appears to be overly broad. Please narrow your statement accordingly or remove it.

Part I, page 2

Item 1. Identity of Directors, Senior Management and Advisers, page 2

5. Please provide the business addresses of your directors and senior management. If they have the same business address as you, please state so. Please refer to Item 1.A of Form 20-F.

6. Please provide your auditor's membership in a professional body. Please refer to Item 1.C of Form 20-F.

7. We note your statement "[o]ur auditors during the three fiscal years ended December 31, 2008…." However, your financial statements state that your fiscal year ends on March 31. Please confirm your fiscal year end date.

Item 3. Key Information, page 2

A. Selected financial data, page 2

8. Please revise to provide historical financial data for five years or tell us why you are not required to disclose these amounts. Also, please provide income (loss) from continuing operations and income (loss) from continuing operations per share for the five most recent financial years. Note that the two earliest years may be unaudited. Refer to Item 3.A.1 of Form 20-F.

9. Please provide comparative interim selected financial data pursuant to Item 3.A.1 of Form 20-F.

Currency Exchange Rate, page 3

10. Please revise the currency exchange rate data to disclose the high and low exchange rates for each month during the previous six months, and for the five most recent financial years and any subsequent interim period for which financial statements are presented, and the average rates for each period calculated by using the average of the exchange rates on the last day of each month during the period. Refer to Item 3.A.3 of Form 20-F.

D. Risk Factors, page 4

11. We note that your auditors have expressed substantial doubt as to your ability to continue as a going concern. Please state this fact as a risk factor at the beginning of your Risk Factors section and also disclose this information at the beginning of your Operating and Financial Review and Prospects section.

12. Your Risk Factors section should be a discussion of the most material and significant factors that make ownership of your equity speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. As examples only, and not an exhaustive list, please address the following risk factors:

    - "Our future success is dependent upon our ability to compete in providing consulting services." Page 5.

- "Upon effectiveness of this registration statement, we will be subject to requirements of the Sarbanes-Oxley Act of 2002 and the related rules and regulations…." Page 6.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the second full risk factor on page four, the last risk factor on page five, and the first full risk factor on page eight. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your company and your industry and any risks that make ownership of your equity risky or speculative.

We are dependent on our senior management and the loss of any one of them…, page 4

13. Please disclose the senior management to whom you refer in this risk factor. Also, please revise or combine this risk factor with the second full risk factor on page five so that they are not repetitive.

Our common stock may be considered a "penny stock" under SEC rules, which…, page 7

14. In this risk factor, or in Item 9 of your document, please discuss our specific disclosure and other requirements on broker-dealers effecting transactions in penny stocks that may reduce your shares' liquidity.

Enforcement of certain civil liabilities, page 8

15. Please disclose whether you or your subsidiaries, officers, or directors have agreed to accept service of process in the United States or abide by any judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Item 4. Other Information, page 9

A. History and Development of the Company, page 9

16. Please provide the address and telephone number of your registered office or principal place of business if different from your registered office. Also, please provide the name and address of your agent in the United States, if any. Please refer to Item 4.A.3 of Form 20-F.

17. We note your disclosure in the first paragraph on page nine that you are an "investment holding company." Please explain what you mean by "investment holding company" in your disclosure and clarify whether you are referring to an "investment company" as defined by the Investment Company Act of 1940.

18. You state that apart from your 100% investment in KASH Strategic, Ltd., you do not have any other business operations. Please disclose your initial operations before your acquisition of KASH and the reason for your formation.

19. Please expand your discussion to include the details of the August 25, 2008 agreement between you and the former shareholders of KASH Strategic, Ltd. for you to acquire 100% ownership of KASH. Please discuss the consideration exchanged as part of the agreement and any other material details of the agreement. Also, please discuss the business reasons that you engaged in this transaction.

20. In the second paragraph of this section, you state that the senior managers of KASH Strategic Ltd. are "well experienced in the field of investment banking, commercial banking, finance and investors relations." Also, you state that these managers have an "extensive network" that allows you to secure customers from different industries and origins. Please provide bases for these statements.

B. Business Overview, page 9

21. Your current disclosure does not provide a clear description of your business model and does not adequately explain how your business operates. Please thoroughly revise and expand this section to provide more detail about your business model and to better describe the current status and actual operations of your business that would better inform investors about your operations, focusing on the particular means by which you generate revenues and incur expenses. In addition, as examples only, and not an exhaustive list, please address the following:

- present more specific information and expand your descriptions of the various types of business consultancy services you provide, discuss the category and size of businesses for which you provide services, and disclose the various fees you assess for the services you offer;

- describe the principal markets in which you compete, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, if applicable;

- describe the marketing channels you use, if any;

- describe the impediments to acquiring customers for your services; and

- describe the material effects of government regulations on your business, if any, and identify the regulatory body.

We may have additional comments based upon your response and revisions.

D. Property, Plants and Equipment, page 10

22. Please disclose whether you lease your office space, the material terms of its use, and whether it is adequate for your operational needs.

Item 5. Operating and Financial Review and Prospects, page 10

A. Operating results, page 10

23. Please revise this subsection to provide a more detailed discussion of your operating results for each year and interim period for which financial statements are required by explaining the changes in operation and cash flow amounts between the periods. This discussion should not simply repeat information that is available from the face of the financial statements, but should instead explain the reasons behind the period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, you state that your revenue for the fiscal year ended March 31, 2008 decreased by 95% from the fiscal year ended March 31, 2007 because you did not sign any consultancy contracts with any new clients. Please discuss the number of clients you were able to sign in fiscal 2007 and the reason or reasons that you failed to sign any new clients or retain any old clients, except for one, in fiscal 2008. As another example, you state that you reduced your expenses in the year ended March 31, 2008 65% from fiscal 2007. Please disclose and quantify the expenses you reduced and discuss how the reduction has affected your ability to conduct your operations. Refer to Item 5 of Form 20-F.

24. In light of the fact that you did not enter into any new contracts in 2008 and your 2008 revenues were derived from a contract entered into in 2007, please discuss your plan of operations going forward.

25. In this regard, please disclose your existing client, the "extra work" you performed for the client, and whether you expect to receive further revenues from this client in the future.

B. Liquidity and capital resources, page 11

26. Please state if you have sufficient working capital to meet your current operating needs in light of the fact that your income has decreased significantly. If you do not believe that your working capital is sufficient to meet your current operating needs, please state how you intend to obtain the additional funds necessary to continue your operations. In this regard, we note your statement in the first risk factor on page five that you will require substantial additional financing or funding in the future

27. We note your statement on page 11 that "[t]he original shareholders of KASH, Mr. Wong and Mr. Hung, directors of the company, had taken up the responsibility to see that the company has sufficient liquidity and possesses adequate capital resources to carry on its business." Please clarify if Mr. Wong and Mr. Hung are legally obligated to provide liquidity and capital resources to you and, if so, the basis for their obligation and the material terms of their obligation. If you merely believe that they may provide liquidity in the future based on their past actions, please state so and provide your basis for this belief.

Item 6. Directors, Senior Management and Employees, page 11

A. Directors and senior management, page 11

28. We note that you have included Lam Lai Sheung as a member of your senior management. However, it does not appear that you have disclosed Ms. Lam's compensation and share ownership information as you have for your other directors and senior management members. Please revise or advise.

B. Compensation, page 12

29. Please provide updated compensation information for the last full financial year for your directors and members of your administrative or management bodies. Please refer to Item 6.B of Form 20-F.

30. We note that your officers did not receive any compensation during the year ended March 31, 2008. Please tell us how you accounted for these contributed services and your basis in GAAP for the accounting.

D. Employees, page 13

31. Please disclose the amount of hours that each member of senior management devotes to the company on a weekly basis.

E. Share Ownership, page 13

32. Please update this section and your disclosure under the section entitled "Item 7. Major Shareholders and Related Party Transactions" so that it is as of a more recent date.

Item 7. Major Shareholders and Related Party Transactions, page 14

A Major Shareholders, page 14

33. You must disclose any significant change in the percentage ownership held by your major shareholders in the past three years. Please refer to See Item 7.A.1(b) of Form

20-F. In this regard, it appears as if there have been significant changes in the percentage ownership held by your major shareholders in the past three years. For example, we note that on November 5, 2008 you acquired 100% of the total issued shares of KASH Strategic Ltd. from its original shareholders. As another example, Metrolink Holdings Ltd. was assigned its shares in you by Worldwide Gateway Co. Ltd. within the last three years. Please revise your disclosure to include all significant changes in the percentage ownership held by your major shareholders in the past three years or tell us why it is not appropriate for you to do so.

B. Related Party Transactions, page 14

34. We note that you include a summarized definition of the definition of related party transactions under Item 7.B of Form 20-F. Please confirm that you considered disclosure of any transactions or loans between you and close family members of any individual that directly or indirectly owns an interest in the voting power of the company. If a related party transaction took place between a close family member as defined under Item 7.B of Form 20-F and you, please disclose the details of that transaction in this section.

35. Please disclose how much of the $115,654 is due to each director. Also, we note that the terms for the repayment of the funds the directors advanced to you include no repayment date, no maturity date, and no interest. Please disclose the material terms under which you must repay these funds.

36. Please discuss the material terms of the August 28, 2008 supplementary agreement regarding your acquisition of KASH Strategic, Ltd. and whether the terms of the agreement were fair. Also, please briefly discuss why and for what consideration Worldwide Gateway Co. Ltd. transferred its interest in you to Metrolink Holdings Ltd.

37. We note your disclosure in Note 7 on page F-10 regarding the balance due a related party on $1,000 received from the founder shareholder, a payment of $40,000 due for issuance of 400,000 shares of your common stock, and professional fees of $13,553. In this section, please clarify the transactions to which you refer, identify the related parties to the transactions, discuss the details of the transactions, and disclose if the transactions were fair.

38. Please tell us to what amount the balance due to related party on page F-10 relates to in your November 30, 2008 balance sheet. In this regard, we note that there are no liabilities to related parties disclosed on the balance sheet.

Item 8. Financial Information, page 14

A. Consolidated Statements and Other Financial Information, page 14

39. You indicate in this section that you included a Report of Independent Public
    Accountant with respect to your interim unaudited financial statements. However,
    because you did not include this report, please remove your reference to it in this
    section.

Item 9. The Offer and Listing, page 15

A. Offer and listing details, page 15

40. You state that you "intend to apply for listing of [y]our shares on Nasdaq or the OTC
    Bulletin Board" and that you "expect that [y]our shares may be quoted and traded
    from time to time on the Pink Sheets." Please change your reference of the "listing"
    of your shares on the Over-the-Counter Bulletin Board to a "quotation" because the
    Over-the-Counter Bulletin Board is not an exchange on which shares are listed for
    trading. Also, please discuss the manner in which shares are listed on Nasdaq and
    quoted on the Over-the-Counter Bulletin Board and Pink Sheets, so that your readers
    can determine the likelihood that your shares will qualify to be listed on Nasdaq or
    quoted on the Over-the-Counter Bulletin Board and Pink Sheets.

Item 10. Additional Information, page 16

A. Share capital, page 16

41. You state that as of January 30, 2009, 30,410,000 shares of your authorized common
    stock were issued, outstanding, and "fully paid." However, whether your shares are
    fully paid is a legal conclusion that only legal counsel can make. Therefore, please
    remove the conclusion that your shares are fully paid.

Part III, page 18

Item 19. Exhibits, page 19

42. Please file, as exhibits to your registration statement, a copy your August 25, 2008
    agreement with Wong Ka Ming, Hung Kwok Wing, and the representative of
    Worldwide Gateway Co., Ltd. and a copy of the August 28, 2008 supplementary
    agreement regarding your acquisition of KASH Strategic, Ltd. Please refer to
    Instruction 4 of the section entitled "Instructions as to Exhibits" on Form 20-F.

Exhibits 12(a), 12(b), 13(a), and 13(b)

43. We note that you filed the certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Exchange Act as exhibits to your registration statement even though General Instruction B(e) to Form 20-F requires that these certifications be filed only as exhibits to an annual report. To the extent that you voluntarily choose to file these certifications as exhibits to any subsequent amendment of this registration statement, which you are not required to do, or to the extent you will file the certifications only as exhibits to future annual reports, which you are required to do, the certifications should appear exactly as set forth in Instruction 12 to the "Instructions as to Exhibits" section of Form 20-F. In this regard, in future filings, please do not include the title of the certifying officer in the introductory paragraph and use the title "Certification" on the top of the document rather than the title you provide. Please confirm for us that you will make these changes in your future filings.

Signatures, page 20

44. We note that your Chief Financial Officer did not sign the registration statement. Please have your Chief Financial Officer or another duly authorized officer of the company sign and date the registration statement on or about the date you file the registration statement.

Interim Financial Statements

Consolidated Balance Sheets, page F-2

45. Please revise to also present the balance sheet as of the end of the preceding fiscal year. Refer to Item 8.A.5 of Form 20F.

Consolidated Statement of Operations and Comprehensive Loss, page F-3

46. Please tell us why there were no costs of revenue for the eight months ended November 30, 2008 and 2007. Please consider discussing the results of the interim period under Item 5 of Form 20F.

Consolidated Statements of Cash Flows, page F-4

47. We note that you disclose cash used in investing activities of $2,359 for the acquisition of a subsidiary. Please reconcile this amount to your disclosure on page F-9 for the reverse merger. Assuming these two transactions are related, your disclosure should provide the details of the reverse merger similar to if it was a business combination under SFAS no. 141. Please revise.

48. We do not understand why the line item "Cumulative Translation Adjustment" (CTA) is a statement of cash flow item. If you mean to indicate these amounts are the effect of exchange rate changes on cash balances, please indicate such and tell us why such amounts agree to the CTA. If all translation adjustments were related to cash, please advise in detail why the functional currency is not the reporting currency. We may have additional comments based upon your response and revisions

Consolidated Statements of Changes in Stockholders' Equity (Deficit), page F-5

49. We are unclear on what "Allotment of shares" represents. Please describe the transaction and your accounting in a footnote to the financial statements. To the extent it represents a debt to equity conversion, please disclose all the particulars including how the transaction was valued and the basis at which it was recorded, whether book value or fair value. Finally, if a conversion, note the requirement to disclose non-cash transactions pursuant to paragraph 32 of SFAS no. 95. We may have additional comments based upon your response.

50. Please explain to us in detail the capital structure of KASH, the operating company, and Dragon Jade, the shell company, both before and after the November 5, 2008 recapitalization, including the number of shares retained by the shell company in the reverse merger. In this regard, please tell us what the line item for the "Effects of the reverse merger" represents. Please explain whether the shares issued in connection with the recapitalization are equal to the number of shares retained by the shell company in the recapitalization, i.e., the number of shares deemed to be issued by the operating company to the shell company for accounting purposes. If not, please be detailed in your explanation of the terms of the merger and how the resultant accounting affects the financial statements as of November 5, 2008. We may have additional comments based upon your response.

Note 2. Summary of Significant Accounting Policies, page F-6

(g) Revenue Recognition, page F-7

51. Please tell us and disclose what is meant by "proportion basis," by providing a description of contract terms that result in this accounting. Also, please disclose your basis in GAAP for recognizing revenue under this method.

(l) Stock-Based Compensation, page F-8

52. Please revise your disclosure regarding the impact of the adoption of SFAS 123R to reflect its impact at the time you adopted it.

(m) New Accounting Pronouncements, page F-8

53. We note your disclosure that SFAS 157 is effective for the company beginning with the fiscal year ending September 30, 2009. Your fiscal year end elsewhere in the filing is March 31. Please advise why the effective date for you is September 30, 2009 or otherwise revise.

Note 3. Reverse Merger, page F-9

54. Please expand your disclosure to specifically address each of the following regarding this reverse merger or recapitalization transaction:

- clarify the legal terms of and accounting for the transaction;

- explain that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the legal acquirer;

- explain how the capital structure of the consolidated enterprise changed from that appearing in the historical financial statements of the accounting acquiree in earlier periods due to recapitalization accounting.

We may have additional comments based upon your response and revisions.

Audited Financial Statements, page F-12

55. Please address the comments above in your annual financial statements as applicable, especially as they relate to the translation adjustments, reverse acquisition accounting, and your statements of shareholders equity.

56. Please tell us how you plan to comply with Item 8.A.4 of Form 20-F in your amendment to this filing.

Statement of Operations, page F-16

57. Please tell us why you have not provided earnings/(loss) per share data in accordance with paragraph 36 of SFAS 128.

Statements of Changes in Stockholders' Deficit, page F-18

58. Please separately disclose Other Comprehensive Income and provide the proper classifications for the year ended March 31, 2006. Refer to paragraph 17 of SFAS 130.

59. It does not appear you presented a statement of comprehensive income as specified in paragraph 22 of SFAS no. 130. Please advise or note the Appendix B illustrations.

Note 6. Related Party Transactions, page F-24

60. Please tell us how your disclosures regarding a bad debt write-off relates to the table above.

*　　*　　*　　*　　*

As appropriate, please amend your registration statement in response to these comments within 10 business days, or tell us by that time when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact, Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225 or John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3720 with any other questions

        Sincerely,

        H. Christopher Owings
        Assistant Director

cc: David J. Levenson, Esq.
        Via Facsimile